UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

◆ Form C: Offering Statement
□ Form C-U: Progress Update:
□ Form C/A: Amendment to Offering Statement:
□ Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

Name of issuer: for my Ancestors, LLC

Legal status of issuer:
        Form: Limited Liability Company
        Jurisdiction of Incorporation/Organization: Delaware
        Date of organization: 12 August 2024
        Physical address of issuer: 37459 Ultima Plaza Blvd., #B-102, Prairieville LA 70769

Website of issuer: https://laerproject.com

Is there a co-issuer? No

Name of intermediary facilitating the offerings:
Vesterr, LLC CIK number of intermediary: 001850113
SEC file number of intermediary: 007-00341
CRD number, if applicable, of intermediary: 319017

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: Upon the successful completion of the offering, the issuer will pay Vesterr, LLC a fee in the amount of 5.0% multiplied by the amount raised in the offering up to $1,750,000 raised. Additionally, the issuer has paid Vesterr, LLC a $1,375 onboarding fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No.

Type of security offered: Class A Units and Class B Units

Price (or method for determining price): The Units will have a face value of $13,000 per Unit. With a minimum total investment per investor of $39,000 in Class A Units and with a minimum total investment per investor of $13,000 in Class B Units.

Target offering amount: $250,000

If the sum of the investment commitments does not equal or exceed the target offering amount as of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

Oversubscription accepted: Yes

If yes, disclose how oversubscriptions will be allocated: (pro-rata, first come-first served, or other basis.) First Come, First Served

Maximum offering amount (if different from target offering amount): $1,750,000

Deadline to reach the target offering amount: March 4, 2025, which may be extended by the issuer.

Current number of employees: 0

Financial Information:

| For my Ancestors, LLC | Prior fiscal year-end: 2023 | Recent fiscal year: 2024 |
|---|---|---|
| Total Assets: | 0 | $25,000 |
| Cash & Cash Equivalents: | 0 | $25,000 |
| Accounts Receivable: | 0 | 0 |
| Short-term Debt: | 0 | 0 |
| Long-term Debt: | 0 | 0 |
| Revenue Sales: | 0 | 0 |
| Cost of Goods Sold: | 0 | 0 |
| Taxes Paid: | 0 | 0 |
| Net Income: | 0 | 0 |

Indicate which jurisdiction in which the issuer intends to offer the securities: All US states and territories.

## THE COMPANY

1. Name of Issuer: *for my* Ancestors, LLC

## ELIGIBILITY

2.  X Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment issuer Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No.

## DIRECTORS

4. The issuer has no directors and is a member-managed Delaware limited liability company. *For my* Ancestors, LLC, a Delaware limited liability company, is the manager of the issuer.

## OFFICERS OF THE ISSUER

5.

| Name: | Adrienne Conish |
|---|---|
| All positions with the issuer and how long in each position: | Position: Founder & Managing Member<br>How long: January 2024 |
| Business experience in the past three years: | • Real Estate Investor - the LAER project, $12M in assets, 2008<br>• Approved Hotelier - Choice Hotels, 2024<br>• Franchisee, Restauranteur – Subway, 2020<br>• Founding Principal – Initiatives Etcetera, DoD Management Consultancy, 2017<br>• Franchisee, Restauranteur – Checkers & Rally's and Wetzel's Pretzels, 2025<br>• Angel Investor – Accredited Investor, 2020 |
| Principal Occupation in the past three years: Entrepreneur | |
| Has this person been employed by anyone else in the past three years? No | |

## Adrienne Conish… A Journey of an Ascending Career, Community Leadership, and Entrepreneurial Legacy

Adrienne has a goal of blending her technical abilities with a strong business background rooted in diverse sectors such as private enterprise, government, and entrepreneurship. Her career highlights showcase her skills as a marketing scholar, a natural proficiency in analytics and business intelligence, and her authority in procurement and contracts. She is also a distinguished U.S. Army combat veteran, which adds to her multifaceted background.

Adrienne has actively contributed to her community, serving as a chamber of commerce ambassador, a member of the parish board of variances and adjustments, an active church member, procurement chair for the chamber of commerce, and as the national legislative chair for small business innovation and technology. Following a hurricane that destroyed her full-service printing business, she demonstrated resilience and adaptability by pivoting back into her career.

She later worked in high-level acquisition roles for billion-dollar programs, managing budgets and contracts for the Office of the Secretary of Defense at the Pentagon, Washington DC. Seeking more fulfillment, Adrienne transitioned from a high-ranking government employee to a DoD subject matter expert consultant, using her combined expertise, educational background, business skills, and civic equities.

Six years ago, Adrienne returned to her Southern roots and, despite facing personal tragedy, she embarked on a new journey in the Subway franchise industry. She purchased her first store with a drive-thru in January 2020 and has achieved year-over-year revenue growth, despite the pandemic. She will soon celebrate five years as a franchisee in 2025, embracing her role as a restauranteur.

Recently, Adrienne aspired to enter the hotel industry. She became actively involved in various hospitality organizations, attended industry lodging conferences, and cultivated a network of professionals within the lodging sector. Now approved to either buy or build with a major hotel brand, Adrienne is collaborating with industry experts to secure hotel ownership.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. Each of the following people owns 20% or more of the total voting power of the issuer:

| Name of Holder** | No. and Class of Securities Held | % of Voting Power |
|---|---|---|
| Adrienne Conish | 1700 Class D Units | 100% |

**Units beneficially held through *for my* Ancestors, LLC

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer:
   WeStay Suites Belle Chasse is a strategically positioned extended-stay hotel located in Plaquemines Parish, Louisiana, East of New Orleans. The issuer intends to acquire and

convert a 57-key extended stay hotel, located at 14740 LA-23, Belle Chasse, Louisiana 70037. The subject property is a 3-story, 57-room (All with Kitchenettes), interior corridor independent hotel, with a lot size of 8.2 acres, located directly off Highway 23 and 24 miles away from the New Orleans airport. With its proximity to Naval Air Station Joint Reserve Base New Orleans and the Port of Plaquemines, the property is positioned to serve a diverse range of guests, including those connected to oil, gas, and defense industries. Nestled amidst a rapidly growing energy sector and key maritime industries, the property offers convenient access to business travelers, military personnel, and tourists visiting the region.

An affiliate of the issuer has entered a purchase and sale contract to purchase the hotel from the current owner for $4,700,000, which contract will be assigned to the issuer prior to closing. The hotel was built in 2012 and is a cash-flowing asset with updated product with upside potential. The hotel property is managed using an extended stay model, thus reducing operational expenses. The issuer's goals are to achieve the following:

(1) increase net operating income (NOI);

(2) leverage brand affiliation and propriety systems of a large and recognizable global brand to sustain occupancy and increase rates;

(3) improve property conditions to optimize guest satisfaction scores; and

(4) realize on an exit strategy due to conversion to a more marketable product.

The hotel is currently achieving a lesser average daily rate (ADR) and revenue per available room (RevPAR). The issuer believes there is upside potential in the hotel earning its fair revenue share.

The property's tranquil setting allows guests to experience a comfortable and quiet environment away from the hustle and bustle of downtown New Orleans, while still being just 12 miles from the vibrant cultural hub. Additionally, Belle Chasse is known for its recreational activities, including fishing, hunting, and proximity to some of the most scenic areas of Louisiana, making it a destination for both leisure travelers and outdoor enthusiasts. The growing demand for extended-stay options in this area ensures that WeStay Suites Belle Chasse is well-placed to capitalize on both transient and long-term guest stays, offering significant upside potential for investors..

| Name of Holder | No. and Class of Securities Held | % of Voting Power |
|---|---|---|
| Adrienne Conish | 1700 Class D Units | 100% |

The issuer intends to acquire, renovate, and convert the property to a Quality Inn & Suites, a Choice-branded hotel. The Choice hotel flag carries its sensible renovation requirements and a high percentage of brand contribution. The property improvement plan (PIP) consists of updated FF&E, linens, new signage, an updated lobby and breakfast area and installation of a marketplace. Choice boasts in the top three in brand recognition. In addition, the issuer should qualify for incentives in the form of key money and/or fee discounts as a part of Choice's Emerging Markets program. It is possible, however, that the issuer will convert the hotel to a national brand other than Choice. The Manager, for my Ancestors, LLC, is comprised of a team of experienced entrepreneurs and hoteliers who will operate the hotel and oversee hotel operations. They will be responsible for overseeing the strategy and long-term performance goals of the business. The Manager's principal consists of restauranteur franchisees, real estate investors, angel investors, business strategists, DoD consultants, and experienced sponsors that have over 20 years of combined hotel investment and ownership experience. The issuer also intends to hire a General Manager with experience operating extended stay hotels to manage the brand conversion, renovation, and day-to-day operations of the hotel. The Manager will receive a management fee from the issuer related to its asset management services. The issuer plans to hold the hotel for five years depending on market conditions and operating metrics. After the hold period, the issuer will determine whether to sell or refinance the hotel.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of the offering documents or materials.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**Please refer to Appendix A starting on page 18 for additional risks to consider when investing in this Offering.**

## THE OFFERING

9. What is the purpose of this offering? The purpose of this offering is to acquire, finance, manage, and operate the hotel in such a manner as to provide its members with a return on their investment. The Manager anticipates that the issuer will own the hotel for approximately five years prior to determining whether to sell it.

10. How does the issuer intend to use the proceeds of this offering? The proceeds of the offering will be used to pay a portion of the purchase price for the hotel.

| Use of Proceeds | Minimum Amount | Maximum Amount |
|---|---|---|
| Pay a portion of the purchase price of the hotel | $155,000 | $1,525,000 |
| Marketplace Installation & Supplies | $9,000 | $23,000 |
| Replace Linens and Towels | $17,000 | $34,000 |

| | | |
|---|---|---|
| Replace Televisions, Microwaves & Mini-Fridges | $10,000 | $28,000 |
| Replace PTACs | $5,000 | $18,000 |
| Replace Signage | $23,000 | $45,000 |
| Upgrade Lobby & Breakfast Areas | $7,000 | $28,000 |
| Incorporate Food & Beverage | $24,000 | $49,000 |

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.  No.

(b) How will the issuer complete the transaction and deliver securities to the investors? Investors will complete all documentation using the Vesterr portal at https://www.vesterr.com, to include the Subscription Booklet attached hereto as Appendix B, which includes a Subscription Agreement and a Joinder to the Limited Liability Company Operating Agreement of the issuer dated January 2, 2024 (the "Company Operating Agreement"). Payment of the purchase price for the Units will be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the investor by transfer of immediately available U.S. funds or other means approved by the issuer prior to the applicable Closing, in the manner and the amount set forth in the Subscription Booklet and otherwise in accordance with Vesterr 's payment processing instructions. Upon such Closing, the Escrow Facilitator will release such funds to the issuer. The investor will receive notice and evidence of the digital entry of the number and type of Units purchased by investor reflected on the books and records of the issuer (reflected either under investor's name as recorded by Vesterr or other SEC registered transfer agent as designated by the issuer), which books and records will bear a notation that the Units were sold in reliance on Regulation Crowdfunding.

12. How can an investor cancel an investment commitment?
**Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the target offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vesterr will notify investors if the target offering amount has been met. Unless the issuer raises at least the target offering amount through this offering, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. After the target offering amount has been achieved but before the offering deadline, the issuer will close the investments that have been subscribed for. Thereafter, an investor's investment in this offering will occur on a "rolling basis," meaning that from time to time after the target offering amount has been achieved, the issuer will accept subscriptions in its discretion and the funds associated with those investments will be sent to the issuer in accordance with Vesterr's procedures. Once this occurs, you may not**

**cancel your investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned. A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then the issuer will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any Units.**

## DESCRIPTION OF THE UNITS

**13.** Describe the terms of the securities being offered.

*Summary of Terms for Class A Units and Class B Units*

| | |
|---|---|
| *Overview:* | The issuer is offering "securities" in the form of limited liability company membership units which are referred to as "Units." In this offering, the issuer is offering Class A Units and Class B Units on the terms and conditions contained herein. There are 1,100 authorized Class A Units and 1,300 authorized Class B Units, of which none are outstanding as of the date of this Offering Statement. The maximum amount of Class A Units that may be sold in the offering is 1,100 and Class B Units that may be sold in the offering is 1,300. Each Unit has certain rights, subject to the terms of the Company Operating Agreement, attached hereto as Appendix C. |
| *Purchase Price:* | The price of the Units being offered in this offering is $1,000 per Class A Unit (with a minimum total investment per investor in Class A Units of $39,000) or $1,000 per Class B Unit (with a minimum total investment per investor in Class B Units of $13,000). Once you pay for your Units, you will have no obligation to contribute more money to the issuer, and you will not be personally obligated for any debts of the issuer. However, under some circumstances, you could be required by law to return some or all of a distribution you receive from the issuer. |
| *Preferred Return:* | Class A Units -- A  preferred return will accrue on the amount an investor invests by purchasing Class A Units at a rate of 8% per annum. (as applicable, the "Preferred Return).<br><br>Class B Units – A return will accrue on the amount an investor invests by purchasing Class B Units at a rate of 6% per annum. |
| *Distributions:* | The issuer will use commercially reasonable efforts to make tax distributions to the issuer's unitholders at least annually. In addition, the issuer may make discretionary distributions when |

funds are available, subject to customary limitations. In the event of any distributions by the issuer from operations or upon a liquidation of the issuer, the proceeds will be paid as follow:

(1) First, to the holders of Class A Units, (the "Preferred Units"), *pro rata* based on the number of Preferred Units held by them, until each such holder has received an amount equal to the applicable Preferred Return;

(2) Second, to the holders of the Class B Units, *pro rata* based on the number of Units held by them, until each such holder has received an amount equal to their total amount invested in the issuer; and

(3) Thereafter (i) 30% (or 50%, after such time as the holders of Class A Units and Class B Units have received distributions from the Company equal to two times their total Capital Contributions) to the holders of Class D Units, pro rata based on the number of Class D Units held by them, and (ii) 70% (or 50%, as applicable) to the holders of Class A Units and Class B Units, pro rata based on the number of such Units held by them."

*Drag Obligations*: The investors will be subject to customary drag along rights pursuant to which the Manager may cause a sale of the issuer or its assets, subject to certain customary limitations.

*Transfer Restrictions*: Class A Units and Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any investor except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the issuer has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Class A Units and Class B Units sold in the offering may not be transferred or resold during the one-year period beginning when the units were issued, unless the units are transferred as follows:

(1) to the issuer;

(2) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. The term "member

of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother- in-law, or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

*Amendment*: The Company Operating Agreement, including the terms of the Class A Units and Class B Units, may be amended by the holders of a majority of the Class D Units.

*Binding Arbitration*: Any claims made with respect to the offering or the Units issued in the offering are subject to a binding arbitration provision, with such arbitration being conducted in the nearest available location to Wilmington, Delaware.

*Other Rights:* The holders of Class A Units and Class B Units will have no other special rights; *provided*, *however*, that the issuer may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.

*Operating Agreement:* The rights and preferences of the issuer's securities are detailed in the Company Operating Agreement, attached hereto as Appendix C.

14. Do the securities offered have voting rights? No. The Class A Units and Class B Units sold in the offering do not have voting rights are not entitled to participate in any decisions except those specifically described in the Company Operating Agreement. The majority shareholders of the voting securities of the issuer (*i.e.*, the Class D Units) may decide to take actions which you disagree or else decline to take actions which you believe are in the best interest of the issuer.

Examples may include taking additional debt, issuing other classes of securities, some of which may have superior rights over your Units, liquidating the issuer or amending the Company Operating Agreement. Any of these decisions may harm the Units.

15. Are there any limitations on any voting or other rights identified above?  No.

16. How may the terms of the securities being offered be modified? The terms of the Class A Units or the Class B Units may be unilaterally amended by the majority shareholders of the issuer's Class D Units.

### Restrictions on Transfer of the Securities Being Offered

Class A Units and Class B Units sold in the offering may not be transferred or resold during the one-year period beginning when the Units were issued, unless the Units are transferred as follows:

(1) to the issuer;

(2) to an "accredited investor";

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

The Units are subject to additional transfer restrictions as set forth in the Company Operating Agreement attached hereto as Appendix C, which includes a requirement to obtain the consent of the Manager for any transfer and that transferees execute a Joinder to the Company Operating Agreement, among others.

## Description of Issuer's Securities

**17.** What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other securities or classes of securities of the issuer.

The following table outlines all of the issuer's securities including the Class A Units and Class B Units being offered in this offering.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount Outstanding) | Voting Rights | Other Rights |
|---|---|---|---|---|
| Class A Units | 1,100 | 0 | No | Yes |
| Class B Units | 1,300 | 0 | No | Yes |
| Class D Units | 1,700 | 1,700 | Yes | Yes |

In addition to the terms outlined in Section 13 above, the following additional terms apply to the issuer's other classes of units:

Class D Units

*Voting:*          The Class D Units are voting.

*Control:*          The holders of a majority of the Class D Units may appoint and remove the Manager. As of the date of this offering, Adrienne Conish owns 100% of the Class D Units and serves as the Manager of the issuer.

How may the rights of the securities being offered be materially limited, diluted or qualified by the right of any other class of security identified above? The holders of Class A Units, Class B Units, Class C Units and Class D Units of the issuer will share in cash distributions made by the issuer in the manner and priority described in Section 13 above. In some cases, the Unit classes share in distributions on a *pari passu* basis, meaning that they will have the same priority with respect to the issuer's cash distributions. In addition, except for the Class D Units, all of the other classes of Units, including the Class A Units and Class B Units being offered in this offering, are non-voting. Therefore, the holders of Class D Units will control all decisions pertaining to the issuer and its operations, including the hotel. The issuer has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Units. For example, the issuer could issue promissory notes that are secured by specific property of the issuer or could issue classes of Units that have superior or preferred rights to the distribution of Company proceeds over those of the holders of Units acquired in the Offering.

18. Are they any difference not reflected above between the securities being offered and each other class of security of the issuer? No

19. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? Adrienne Conish owns 100% of the voting securities of the issuer and is, therefore, the principal member of the issuer. It also services as the Manager and will make major decisions that affect the issuer's direction and value. As the Manager, for my Ancestors LLC will decide when to make distributions and will influence the timing and terms of events like a sale of the hotel, affecting investor's ability to realize returns. The Manager will shape corporate governance policies and will choose and supervise the issuer's advisors including the management company that will manage the day-to- day operations of the hotel. In addition, the Manager will receive a management fee from the issuer in an amount equal to 3% of the issuer's gross revenues, payable monthly unless accrued and deferred in the discretion of the Manager, as outlined in the Company Operating Agreement.

20. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including the subsequent corporate actions. The Units being offered in this offering are being valued at $1,000 per Unit. The price of the Unit was set by the Manager at the time of filing this Form C. The purchase price of the Units has been determined primarily by the anticipated capital needs of the issuer and bears no relationship to any established criteria of value such as book value or earnings per Unit, or any combination thereof. There has been no independent or professional valuation of the issuer for the offering.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer? The investors will not have many rights including not having a right to vote on matters brought before the members of the issuer. The rights afforded minority investors by the laws of Delaware are limited. With any investment in a private company, an investor should be able to bear a complete loss of their investment.

22. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer; or
- transactions with related parties?

The terms of the Company Operating Agreement, which include the terms of the Class A Units and the Class B Units being sold in the offering, may be changed in a manner that is adverse to the holders of such Units, including the investors, without the consent of such investors. This includes the issuance of additional securities of the issuer to existing members of the issuer and to third parties, for additional consideration or no consideration at all.

The Manager will oversee all decisions pertaining to the issuer and its operations, including a sale of the issuer's assets and any future transactions entered by the issuer, including possible transactions with its affiliates; and the holders the Class A Units and Class B Units will not have the right to impact those decisions.

The Manager will receive a management fee from the issuer in an amount equal to 3% of the issuer's gross revenues, payable monthly unless accrued and deferred in the discretion of the Manager, as set forth in the Company Operating Agreement.

In addition, certain members of the Manager may receive compensation from the issuer in the form of salaries, bonuses or other customary compensation arrangements.

23. Describe the material terms of any indebtedness of the issuer: The issuer has no material indebtedness, but is currently offering Class A Units, Class B Units and Class C Units pursuant to Regulation D, Rule 506(b) of the Securities Act, as amended (the "Reg D Offering"), some of

which have terms that are similar to indebtedness. In addition, the issuer intends to finance a portion of the purchase price of the hotel with senior secured debt.

24. What other exempt offerings has the issuer conducted within the past three years? None.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering , in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

None, except that that the issuer will pay the Manager a management fee equal to 2% of gross revenues from hotel operations pursuant to Article V of the Company Operating Agreement.

26. Does the issuer have an operating history? No.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and history results of operations.

*Liquidity*: The issuer was organized under the Delaware Limited Liability Company Act on 12 August 2024. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (*i.e.*, cash). We intend to use the proceeds of this offering to pay a portion of the purchase price of the hotel as soon as the offering closes. To purchase the hotel, we will need to raise capital from additional sources including from a bank financing or through the sale of Class A Units, Class B Units. If we cannot raise money in this offering,, or cannot borrow money on the terms we expect, then we may be forced to dissolve the issuer and you could lose your full investment.

*Capital Resources*: The issuer has entered into a purchase agreement, and made a $25,000 deposit, to purchase the hotel. The issuer intends to close the acquisition upon the completion of this offering. The issuer anticipates using institutional financing for approximately 80% of the value purchase price of the hotel, but the actual financing plan may vary from this, in the discretion of the Manager.
The amounts that need to be raised through the sale of Class A Units and Class B Units is dependent on the final loan amount approved by the lender and the amounts raised through the sale of Class A Units, Class B Units.

*Historical Results of Operations*: The issuer is a newly formed entity and has no history of operations.

## OTHER MATERIAL INFORMATION

28. In addition to the information expressly required to be included in this Form, include:
    (1)    Any other material information presented to investors; and
    (2)    Such further material information, if any, as may be necessary to make the required statements in light of the circumstances under which they are made not misleading.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at: https://www.vesterr.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) the issuer has filed, since its most recent sale of securities pursuant to this part, the required annual reports for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.